

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 6, 2012

Via E-mail
Martin E. Franklin
President
Justice Delaware Holdco Inc.
1114 Avenue of the Americas, 41st Floor
New York, NY 10036

> **Re: Justice Delaware Holdco Inc.**
> **Amendment No. 1 to the Registration Statement on Form S-1**
> **Filed May 25, 2012**
> **File No. 333-181261**

Dear Mr. Franklin:

        We have reviewed your response to our letter dated May 18, 2012 and have the following additional comments. Please note that page references refer to the marked version of your document provided by counsel.

Prospectus Cover Page

1. We note your response to prior comment 1. Please revise throughout to clarify that Justice "is" an underwriter rather than "may be deemed" an underwriter or tell us why you believe the "may be deemed" language is appropriate in this context

Industry Data, page ii

2. We note you have relied on reports from third-party sources, including The NPD Group, for data. Please provide us with the relevant portions of the materials you cite. If any such reports were commissioned by you for use in connection with the registration statement, please also provide consents of such third parties pursuant to Securities Act Rule 436 with your next amendment or tell us why you believe you are not required to do so.

Liquidity and Capital Resources, page 85

Restrictions and Covenants, page 87

3. We note your disclosure with respect to limitations on restricted payments (as defined in the Credit Agreement and Indentures). In this regard, please tell us how you considered the requirements of Rules 4-08(e), 5-04(c) and 12-04 of Regulation S-X.

Supply and Distribution, page 104

4. We note your response to prior comment 17 and reissue. Please quantify the approximate aggregate amount of termination fees you would be obligated to pay in the event your long-term exclusive contracts with soft drink vendors were terminated as of a recent date. Without more detail regarding the potential size of the fee, it is unclear what you mean by the term "significant" and whether the payment of such fee would have a material impact on your financial condition and results.

Executive Compensation, page 116

Compensation Discussion and Analysis, page 116

Annual Cash Incentive Program, page 118

5. We note your response to prior comment 20 and reissue. Please disclose the actual "individual achievement" percentage that was achieved by each of your named executive officers.

Material U.S. Federal Income Tax Consequences, page 149

6. We note your response to prior comment 26. Please explain why you believe the exclusion of holders of 10% or more of the voting stock is necessary or appropriate in this context. In particular, we note that the exclusion has been included because of complex considerations that may apply under the controlled foreign corporation provisions of the Internal Revenue Code. However, you state on page 150 that you believe that you are not and have never been a controlled foreign corporation.

7. It does not appear appropriate to assume for the purposes of the tax discussion that you are not and have not been at any time a "controlled foreign corporation." This appears to be a legal conclusion underlying the opinion. Please revise the tax discussion accordingly or tell us why this assumption is appropriate. For guidance, refer to section III.C.3 of Staff Legal Bulletin No. 19.

8. We note that you have filed a short-form tax opinion. Please revise one of the introductory paragraphs of this section to state clearly that the disclosure in the tax consequences section of the prospectus is the opinion of counsel. We note that the statement in the first paragraph on page 151 regarding the opinion of counsel is limited to the tax consequences of an "F Reorganization."

9. We note that in the discussion of the tax consequences of Section 367 you state that U.S. Holders "should not" and "should generally not" have income inclusion under Section 367. If you are unable to give a "will" opinion in this regard, please explain why you are unable to do so and describe the degree of uncertainty in the opinion. In addition, please

provide risk factor or other appropriate disclosure setting forth the risks of uncertain tax treatment. Refer to section III.C.4 of Staff Legal Bulletin No. 19 for guidance.

You may contact Juan Migone at (202) 551-3312 or David R. Humphrey, Accounting Branch Chief, at (202) 551-3211 if you have questions regarding comments on the financial statements and related matters. Please contact J. Nolan McWilliams at (202) 551-3217 or me at (202) 551-3469 with any other questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief

cc: Via E-mail
        Christopher A. Kitchen
        Kirkland & Ellis LLP